UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number 001-42007

CDT Environmental Technology Investment Holdings Limited

(Translation of registrant’s name into English)

C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road

Nanshan District, Shenzhen, China 518057

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On July 7, 2026, the Company issued a press release, a copy of which is attached hereto as Exhibit 99.1, regarding its compliance with The Nasdaq Stock Market’s minimum bid price listing rule and is incorporated herein by reference.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated July 7, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDT Environmental Technology Investment Holdings Limited

By:	/s/ Yunwu Li
Name:	Yunwu Li
Title:	Chief Executive Officer and Chairman of the Board of Directors

Date: July 7, 2026